SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR LAUNCHES RECORD LONDON S19 SCHEDULE

23 NEW ROUTES (180 TOTAL), 26M CUSTOMERS P.A. (UP 5%)

Ryanair, Europe's No.1 airline, today (12 Sep) launched its biggest ever London S 2019 schedule, with 23 new routes (over 180 in total), which will deliver 26m customers p.a. through Ryanair's 4 London airports - Stansted, Luton, Southend and Gatwick.

Ryanair's London S19 schedule will deliver:

●          A new 3 aircraft base at Southend

●          2 more aircraft at Luton (6 in total)

●          23 new routes including:
3  at  Stansted:   Kiev, Lviv & Nantes
6  at  Luton:       Alicante, Athens, Barcelona, Bologna, Cork, Malaga
14 at Southend: Alicante, Bilbao, Brest, Copenhagen, Cluj, Corfu, Dublin, Faro, Kosice,
   Malaga, Milan, Palma, Reus & Venice
●          Over 180 routes in total

●          26m customers p.a. (up 5%)

●          20,000* "on-site" jobs p.a.

Last week Ryanair submitted a complaint to the European Commission over discrimination by UK airline controlled NATS at Stansted, who refuse to explain why 52% of all London ATC delays in Q1 were at Stansted while there was zero such delays at Heathrow and just 10% at Gatwick where (NATS' shareholders) BA and Easyjet are the main airlines.

We call on the UK Govt and EU to take prompt action against NATS who continue to deliver an atrocious service to airlines despite having amongst the highest ATC fees in the EU, and who are blatantly protecting Heathrow at the expense of all other London airports, especially Stansted. We expect the EU to act quickly to ensure a fairer allocation of NATS resources (and delays) to all 5 London airports, instead of protecting Heathrow.

	Q1 Pax (m)	% of Delays
Heathrow	17.7	0%
Gatwick	9.3	10%
Stansted	5.6	52%
Luton	3.2	30%
London City	1.0	8%
Source: CAA Oberon Report, CAA Stats

Ryanair's Michael O'Leary said:

"Ryanair is pleased to launch our biggest ever London S 2019 schedule with over 180 routes from our 4 London airports, including 1 new base at Southend and 23 new routes to exciting destinations such as Barcelona, Bilbao, Copenhagen and Kiev. Our S2019 schedule will deliver 26m customers p.a. through Stansted, Luton, Southend and Gatwick, all at the lowest fares, as we continue to grow London traffic, tourism and jobs.

We remain concerned at the increasing risk of a hard (no-deal) Brexit in March 2019.  While we hope that a 21-month transition agreement from March 2019 will be agreed, recent events in the UK have added uncertainty, and we believe that the risk of a hard Brexit (which could lead to flights being grounded for a period of days or weeks) is being underestimated."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information please contact:
Robin Kiely	Piaras Kelly
Ryanair DAC	Edelman Ireland
Tel: +353-1-9451949	Tel: +353-1-6789 333
press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 September, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary